Filed by SVB Financial Group

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boston Private Financial Holdings, Inc.

Commission File No.: 001-35070

Date: January 4, 2021

From:	Greg Becker
Subject Line:	SVB Acquires Boston Private

SVBers,

Today is a significant day in SVB’s history, and an exciting moment in time for our future. Just minutes ago, we announced that SVB will acquire Boston Private Financial Holdings, Inc. (“Boston Private”), the Boston-based parent company of Boston Private, a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits.

I am going to talk more about what this means for SVB and our clients in just a moment, but first I wanted to pause to frame up the conversation and how we arrived at this moment.

Here at SVB, we have a proud history, spanning more than 37 years, of helping businesses grow and thrive across the innovation economy. These companies, and the people associated with them, value us for the insights and solutions we provide, and for the way we really get to know them and become their allies and partners through every stage of their journey. And while we’ve had much success, we are still on our own journey to build out a more complete platform that can meet all of our clients’ needs.

SVB’s Private Bank and Wealth Advisory (PBWA) is a core pillar of SVB’s expanding strategy to serve enterprises, investors, and individuals in the innovation economy with commercial banking, investment banking, private banking and fund management. We recognize that as our clients find success, their personal wealth often requires a specific kind of expertise and sophisticated financial guidance. To be a true partner in every stage, we need to confidently be able to provide a full range of capabilities in the areas of financial planning, advice and investment management.

Over the past few years, we’ve made a concerted effort to grow the PBWA. One of the first steps was to bring on Head of Private Banking and Wealth Advisory Yvette Butler and support her as she built and executed on her plan to transform the business. We are seeing her strategy bear fruit. In just two years’ time, SVB’s PBWA has doubled its total client positions (aggregated deposit, lending, and wealth balances) to over $10B while achieving a very high Net Promoter Score.

The PBWA is one of the fastest growing areas of SVB, which is a credit to the hard work of everyone in the group. I know I speak for the entire leadership team when I say that I couldn’t be more proud of how the business has transformed and grown in such a short period of time.

We know there is more we can do. The wealth associated with SVB’s clients in the innovation economy is significant and growing faster than the market, providing clear avenues for future growth.

In recognition of both the success of PBWA and the market opportunity in front of us, we are taking a bold step today to build on the team’s already impressive momentum.

The acquisition of Boston Private accelerates SVB’s private bank and wealth management offering, strengthening SVB’s overall platform and ability to fully meet the financial needs of our clients. We expect the deal to close in mid-2021, at which point we will integrate Boston Private into SVB under the combined leadership of Yvette Butler and Boston Private’s Chief Executive Officer Anthony DeChellis.

About Boston Private

I am sure many of our colleagues will know the Boston Private brand. For more than 30 years, Boston Private has delivered a full spectrum of wealth, trust, and private banking services with a reputation for highly responsive client service.

Like SVB, Boston Private deploys an advisory model designed around client outcomes, dynamic planning, and personalized relationships. Boston Private is headquartered in Boston and their 800 employees serve clients in key geographies including New England, New York, Florida, Los Angeles and the Bay Area. Boston Private share a commitment to strong client service, reflected in a high Net Promoter Scores that closely mirror ours.

As I have gotten to know the Boston Private leadership team over the past few months, I have been continually struck by the similarities between our two cultures. SVB and Boston Private share common values, putting people – clients, employees and communities – first.

Strengthening the SVB PBWA Platform

With today’s announcement, and the impending close and integrations, we have the opportunity to not just scale our PBWA business, but also accelerate its reach and sophistication. In fact, we estimate this will catapult the growth of SVB’s private banking business by several years through technology, leadership and capabilities.

Adding Boston Private’s experienced wealth management team will allow SVB to expand its private bank and wealth management product offerings, to include tax planning, trust services, executive compensation planning and complex strategies to manage concentrated stock positions.

In addition, Boston Private’s recently redesigned wealth management/private banking technology platform offers a significantly improved digital experience for SVB clients and provides a scalable foundation on which SVB can further expand its breadth of financial products and solutions.

What’s Next

In the months ahead, the SVB and Boston Private teams will be working together to develop a comprehensive plan that will focus on how we will integrate talent, technology, products, clients, culture and many other important aspects of our two businesses. As I mentioned above, we are working to close in mid-2021, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by the shareholders of Boston Private.

Along with excitement, I also know that today’s announcement will generate a lot of employee questions. Later today, Yvette and I will be hosting an all-hands meeting with PBWA to share more of our perspectives on the deal and the opportunity we see for our clients and employees. At 2:45 p.m. PT today, we will host an investor call to discuss the deal. We will also be on the Monday Meeting next week to speak to the entire organization.

As always, we are committed to open and transparent communication and will be implementing new communication channels to keep the Boston Private and SVB teams informed on the progress we are making towards the close and integration. As always, please refer any questions you get from the media to Corporate Communication Director Eileen Nolan.

Thank you again for your dedication to our clients, our communities, and one-another. I look forward to the day when we get to welcome our Boston Private colleagues to SVB and deliver our expanded product and service capabilities to our clients.

Regards,

Greg Becker

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.